January 27, 2005

Mail Stop 0409

Victor J. Coleman
President, Chief Operating Officer and Director
Arden Realty Limited Partnership
11601 Wilshire Boulevard, Fourth Floor
Los Angeles, CA 90025

	Re:	Arden Realty Limited Partnership
		Registration Statement on Form S-3
		File No. 333-122055
		Filed January 14, 2005

Dear Mr. Coleman:

      This is to advise you that we limited our review of the above registration statement to the following comments:


Fee Table

1. It is unclear whether you are offsetting the fee for the registration of the common and preferred stock from the amount paid in the prior registration statement File No. 333-44141. Please revise or advise.

Exhibits
2. We note the form tax opinion filed as exhibit 8.1. You must file an executed tax opinion that includes an opinion on the material tax consequences as of the date of effectiveness.
3. You may not incorporate by reference a Form T-1 from a prior filing. Rather, you must file a Form T-1 that contains the most current information. See Form T-1, Instruction 7 of Item 16 and Manual of Publicly Filed Telephone Interpretation (July 1997), Section T.34.
4. Tell us how you determined that the Indenture incorporated by reference as exhibit 4.1 is proper to cover the issuance of debt securities being offered under the new registration statement and that a supplemental indenture defining the characteristics of the new series of debt should not be filed.

Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Charito A. Mittelman, Attorney-Advisor, at
(202)
942-2946 or me at (202) 942-2987.

							Sincerely,



							Elaine Wolff
							Branch Chief

cc (via facsimile):  Michael Treska, Esq.



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Victor J. Coleman
Arden Realty Limited Partnership
January 27, 2005
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